UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under The Securities Exchange Act of 1934

Altrust Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02209W104

(CUSIP Number)

J. Robin Cummings

c/o Altrust Financial Services, Inc.

811 2nd Avenue S.W.

Cullman, Alabama 35055-4222

Telephone: (256) 737-7000

With a copy to:

Chip MacDonald, Esq.

Jones Day

1420 Peachtree St., N.E., Suite 800

Atlanta, GA 30309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02209W104	Schedule 13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Robin Cummings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 430,505
8. Shared Voting Power 0
9. Sole Dispositive Power 281,310
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,505
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.80%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 02209W104	Schedule 13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cecil Alan Walker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 372,341
8. Shared Voting Power 0
9. Sole Dispositive Power 372,341
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.74%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 02209W104	Schedule 13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Terry Neal Walker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 366,632
8. Shared Voting Power 0
9. Sole Dispositive Power 366,632
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,632
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 02209W104	Schedule 13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Timothy Dudley Walker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 285,888
8. Shared Voting Power 0
9. Sole Dispositive Power 285,888
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.18%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Altrust Financial Services, Inc., an Alabama corporation (the “Issuer” or “Altrust”). The Issuer’s principal executive offices are located at 811 2nd Avenue S.W., Cullman, Alabama 35055-4222. The Reporting Persons are filing this Schedule 13D in connection with the Plan of Reorganization, defined and discussed in Item 4 below.

Item 2. Identity and Background.

(a)	This statement is being filed jointly by (1) J. Robin Cummings, (2) Cecil Alan Walker, (3) Terry Neal Walker, and (4) Timothy Dudley Walker (each a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 31, 2007, a copy of which is attached hereto as Exhibit 99.1. Neither this statement nor anything contained herein shall be construed as an admission that (a) any reporting person constitutes a “person” for any purposes other than Section 13(d) of the Act of (b) any combination of Reporting Persons constitutes a “group”.

(b)	The principal business address of J. Robin Cummings is c/o Altrust Financial Services, 811 2nd Avenue S.W., Cullman, Alabama 35055-4222. The principal business address of Cecil Alan Walker, Terry Neal Walker, and Timothy Dudley Walker is 79 Schoolhouse Rd., Baileyton, AL 35019.

(c)	J. Robin Cummings is the Chief Executive Officer of the Company and its subsidiary, People’s Bank of North Alabama (the “Bank”), a Director of each of the Company and the Bank, and Chairman of the Company’s and the Bank’s Board of Directors. Cecil Alan Walker serves as a director of both Altrust and the Bank. He is a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama. Terry Neal Walker and Timothy Dudley Walker serves as directors of both Altrust and the Bank. They have both been partners of Walker Brothers, Ltd. since 1998. The principal address of the Issuer and the Bank is listed in Item 1 above.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer will complete the Reorganization using cash on hand, raised from the sale of trust preferred securities in September 2007.

Item 4. Purpose of Transaction.

Each Reporting Person acquired the shares of Common Stock identified herein for investment purposes. While each Reporting Person is not directly a party to the Reorganization (described below), his percentage ownership in the Issuer will increase as a result of the concentrating effect of such Reorganization.

The Issuer proposes to enter into a plan or reorganization by which it will no longer be required to file periodic reports with the SEC under the Securities Exchange Act and it will elect to be taxed as an S-corporation for federal income tax purposes (the “Reorganization”). The Reorganization will be effected through a merger of Holly Pond Corporation, a wholly owned subsidiary of the Issuer created solely to facilitate the Reorganization, with and into the Issuer. Those shareholders holding 6,400 or fewer shares of the Issuer, who are not qualified to be shareholders of an S-corporation, or who do not elect to continue as shareholders of the Issuer will receive $17.25 per share of common stock of the Issuer. The remaining shareholders will continue as shareholders of the Issuer after the Reorganization.

The primary purpose of the Reorganization is to promote more efficient capital utilization and enhance shareholder value by reducing the combined taxes paid by Altrust and its shareholders in accordance with Subchapter S of the Internal Revenue Code. In addition, an anticipated consequence of the Reorganization is the elimination of our obligation to file periodic reports with the SEC under the Securities Exchange Act, which will result in a significant decrease in expenses and administrative burdens related to ongoing regulatory compliance matters.

Except as otherwise described herein, each Reporting Person has no plans or proposals that relate to or would result in any matter required to be disclosed in response to Item 4 of Schedule 13D. However, each Reporting Person intends to evaluate its investment in the Issuer continuously and any may, based on any such evaluation, determine at a future date to change its current plans or proposals with respect to any action enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover page.

(b)	See Items 7-10 of the cover page.

(c)	None.

(d)	Not applicable

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Ex.	Name

99.1	Joint Filing Agreement, dated October 31, 2007, among J. Robin Cummings, Cecil Alan Walker, Terry Neal Walker, and Timothy Dudley Walker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007

By:	/s/ J. Robin Cummings
J. Robin Cummings

By:	/s/ Terry Neal Walker
Terry Neal Walker

By:	/s/ Cecil Alan Walker
Cecil Alan Walker

By:	/s/ Timothy Dudley Walker
Timothy Dudley Walker